

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Randy L. Newman
Chairman, President and Chief Executive Officer
Alerus Financial Corporation
401 Demers Avenue
Grand Forks, ND 58201

      Re: Alerus Financial Corporation
           Draft Registration Statement on Form S-1
           Submitted May 1, 2019
           CIK No. 0000903419

Dear Mr. Newman:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted May 1, 2019

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Retirement and Benefit Services / Wealth Management, page 84

2.   We note your disclosure on page 71 that non-interest income, which represents approximately 58% of total revenue for the year ended December 31, 2018, is primarily

driven by fees generated from assets under administration ("AUA") and assets under management ("AUM"). We also note your disclosure on page 85 describing the underlying reasons for the fluctuations in AUA and AUM. Given the significance of these revenue streams to your operating results, please enhance your disclosure to include a roll-forward of AUA and AUM, showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, and effects of acquisition / new business developments / dispositions, to arrive at an ending AUA and AUM balance. To the extent that fee levels vary significantly by AUA or AUM product, please disaggregate the roll-forwards by the different material products. Refer to Item 303(a)(3) of Regulation S-K.

3.   We note your disclosure on page 71 that retirement and benefit services revenue and wealth management revenue include both transaction or participant based fees as well as asset based revenues (i.e., revenue based on the market value of AUA or AUM). Please revise your disclosure in MD&A to separately quantify and discuss fluctuations in these different revenue streams.

Business
Our Business Model and Products and Services
Wealth Management, page 122

4.   Please expand your disclosure to describe the terms "Blueprint" and "Dimension" that appear in the pie chart on page 123.

Description of Capital Stock
Sole and Exclusive Forum, page 160

5.   We note that your certificate of incorporation has a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please make conforming changes to the disclosure presented in the risk factor "Our certificate of incorporation has an exclusive forum provision..." on page 56.

Consolidated Financial Statements
Notes to Consolidated Financial Statement
Note 6. Loans and Allowance for Loan Losses, page F-34

6.   Please revise your table summarizing key information for impaired loans to separately disclose the recorded investment in impaired loans for which you have a related allowance for loan loss and the recorded investment in impaired loans for which you do not have a related allowance for loan loss. Refer to ASC 310-10-50-15(a)(3) and (4).

   You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Financial Services

cc: Joseph T. Ceithaml